Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum                              Direct Dial: 202-239-3346                                 E-mail: david.baum@alston.com

April 22, 2015

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 223 to the Trust’s Registration Statement on Form N-1A – Balter Discretionary Global Macro Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Balter Discretionary Global Macro Fund (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(2) thereunder, is a copy of Post-Effective Amendment No. 223 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 223”). Post-Effective Amendment No. 223 is being filed for the purpose adding the Fund as a new series of the Trust. The Fund is identical (except for trust level items) to a fund previously filed on October 31, 2014 on the Professional Managed Portfolios trust (File Nos. 033-1221; 811-05037 and SEC Accession No. 0000894189-14-005297). The staff reviewed this filing and the Fund has incorporated changes in response to those comments as discussed with the staff.  Accordingly, the Trust expects to request acceleration of effectiveness for this filing. Please note, however, that two comments had remained unresolved relating to the inclusion of “MassMutual” performance and the in-kind contribution of assets to the Fund by a separate account. After further discussion with the staff, the Fund has removed the “MassMutual” performance disclosure and is instead including adviser-related performance in accordance with the “Nicholas-Applegate” no action letters. Additionally, the Fund will not be seeded with assets from the separate account.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

April 22, 2015

/s/ David J. Baum

David J. Baum

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